UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2012.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission File Number 001-05647

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MATTEL, INC. PERSONAL INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MATTEL, INC.

333 Continental Boulevard

El Segundo, California 90245-5012

MATTEL, INC. PERSONAL INVESTMENT PLAN

December 31, 2012 and 2011

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2012 and 2011	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2012	3

Notes to Financial Statements	4-10

Supplemental Schedule:
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2012	11-20

Exhibit:
23.0 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Mattel, Inc. Personal Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Mattel, Inc. Personal Investment Plan (the “Plan”) at December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ PRICEWATERHOUSECOOPERS

Los Angeles, California

June 21, 2013

MATTEL, INC. PERSONAL INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2012	December 31, 2011
	(In thousands)
ASSETS
Investments (Note 7)	$786,030	$715,994
Receivables:
Transfer from HIT Entertainment, Inc. 401(k) Plan	10,681	—
Notes receivable from participants	8,993	8,653
Employer contributions	709	1,469
Participant contributions	783	1,626
Due from brokers for securities sold	625	603
Interest and dividends	214	300

Total receivables	22,005	12,651

Total assets	808,035	728,645

LIABILITIES
Accrued expenses	217	227
Due to brokers for securities purchased	331	256

Total liabilities	548	483

Net assets available for benefits, at fair value	807,487	728,162
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,661)	(5,557)

Net assets available for benefits	$801,826	$722,605

The accompanying notes are an integral part of these financial statements.

MATTEL, INC. PERSONAL INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2012

(In thousands)
Additions
Investment income:
Net appreciation in fair value of investments	$70,085
Interest and dividends	9,991

Total investment income	80,076
Interest income on notes receivable from participants	381
Contributions:
Employer	27,540
Participant	32,699

Total contributions	60,239

Total additions	140,696

Deductions
Benefits paid to participants	(58,805)
Direct rollover of Plan assets into the Mattel Cash Balance Plan	(12,272)
Administrative expenses	(1,079)

Total deductions	(72,156)

Net increase before transfer of assets	68,540
Transfer of HIT Entertainment, Inc. 401(k) Plan assets into the Plan	10,681

Net increase	79,221
Net assets available for benefits:
Beginning of year	722,605

End of year	$801,826

The accompanying notes are an integral part of these financial statements.

MATTEL, INC. PERSONAL INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.	General Description of the Plan

The Mattel, Inc. Personal Investment Plan (the “Plan” or “PIP”) was established by Mattel, Inc. (the “Company”) effective November 1, 1983. The PIP is a contributory thrift savings form of a defined contribution plan that covers non-union employees of the Company and certain of its subsidiaries.

The Plan is sponsored and administered by the Company, acting by and through the Administrative Committee. The Plan’s assets are held by Wells Fargo Bank, N.A. (“Wells Fargo” or the “Trustee”) and the recordkeeper is Aon Hewitt.

During July 2012, the Company converted one of its unrelated defined benefit plans, the Fisher-Price Pension Plan, into the Mattel Cash Balance Plan (the “Mattel CBP”). In connection with this conversion, PIP participants were allowed the option to rollover eligible PIP funds into the Mattel CBP through a one-time direct rollover, subject to a minimum rollover amount of $5,000. Eligible funds included balances that could be distributed or withdrawn by active, terminated, or retired employees of the Company, Fisher-Price, or American Girl.

On February 1, 2012, the Company acquired Helium Holdings 1A Ltd (“HIT Entertainment”). The HIT Entertainment employees that were participants of the HIT Entertainment, Inc. 401(k) Plan (“HIT 401(k) Plan”) as of May 31, 2012 became participants of the Plan as of June 1, 2012. On December 31, 2012, the Company merged the HIT 401(k) Plan with and into the Plan. At December 31, 2012, the Plan recognized a receivable in the amount of the net assets transferred from the HIT 401(k) Plan into the Plan, as the net assets were not received by the Plan until January 2013.

Eligibility

Employees of the Company and certain of its subsidiaries are generally eligible to participate in the Plan immediately upon their hire date if they are full-time or part-time employees of the Company or certain of its subsidiaries and are age 20 or older, except that American Girl retail store employees age 20 and older are eligible to participate in the PIP after a 90-day waiting period has been completed and American Girl variable employees are not eligible to participate.

Contributions

For the Plan participants, excluding participants who are also participating in the Mattel CBP, the Company makes automatic contributions ranging from three percent to eight percent of compensation based on participants’ ages, regardless of whether the participants elect to personally contribute to the Plan. For all Plan participants, the Company makes matching contributions equal to 100 percent of the first two percent of compensation and 50 percent of the next four percent of compensation contributed by participants. Plan participants who are not classified as “highly compensated employees” under the Internal Revenue Code may contribute up to an additional 74 percent of compensation, with no matching contributions by the Company. Plan participants who are classified as “highly compensated employees” may contribute up to an additional 14 percent of compensation, with no matching contributions by the Company.

The Plan includes provisions for automatic enrollment and re-enrollment of participants and automatic increases in participant contributions. Under these provisions, each employee is automatically enrolled for contributions upon his or her commencement of employment equal to two percent of his or her compensation. In addition, the contribution election of each participant who has elected (or who has been automatically enrolled) to contribute less than six percent of his or her compensation is automatically increased by one percent as of the first April that is at least 90 days after the participant has elected (or who has been automatically enrolled) to contribute to the Plan. The automatic one percent increase continues on each subsequent April until the participant’s contribution level reaches six percent of compensation. A participant may affirmatively elect to override the automatic enrollment and contribution increases at any time. Effective January 1, 2013, the automatic increase in participant contributions for those participants contributing less than six percent of his or her compensation changed to two percent.

All contributions made to the Plan are subject to annual limitations imposed by the Internal Revenue Code.

Plan participants are able to direct all contributions into one or more of the 15 separate investment funds available under the Plan in 2012 and 2011, including a fund that is invested primarily in the Company’s common stock (the “Mattel, Inc. stock fund”). Participants may not invest more than 25 percent of the contributions made to their accounts in the Mattel, Inc. stock fund or transfer more than 25 percent of their account balances to the Mattel, Inc. stock fund. Participants are not required to allocate any funds to the Mattel, Inc. stock fund, which allows them to limit or eliminate their exposure to market changes in the Company’s stock price.

Vesting

Participants are immediately vested in their contributions plus earnings thereon. Participants vest in the Company’s contributions plus earnings thereon after three years of credited service. Participants who terminate employment due to retirement at or after the age of 65, permanent and total disability, or death become fully vested in the balances of their accounts.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $2,000 and a maximum equal to the lesser of $50,000 less the highest outstanding loan balance in the last 12 months, or 50 percent of the vested balance of their account. Loan terms generally range from one to five years but can range from one to fifteen years if the loan proceeds are used for the purchase of a primary residence. The loans are secured by the vested balance of accounts and bear interest at the prime rate plus one percent set at the beginning of the month in which the loan is granted, and is fixed for the duration of the loan. Annual interest rates on loans outstanding for the Plan ranged from 4.25 to 10.5 percent at both December 31, 2012 and December 31, 2011. Principal and interest are paid ratably through payroll deductions.

Participant Accounts

Participant accounts are credited with the participants’ contributions and allocations of (a) the Company’s contributions and (b) the Plan’s earnings. The Company’s contributions are invested in the Plan’s investment funds based on the investment fund percentages chosen by participants for their contributions. Allocations of the Plan’s earnings are based on the funds’ earnings and the percentage of the funds the participants choose to hold. Nonvested account balances of participants who terminate employment are forfeited and used to reduce Company contributions in the future. Forfeitures used to reduce Company contributions in 2012 were approximately $1,048,000.

Payment of Benefits

Participants or beneficiaries of participants who terminate employment due to retirement, disability, death, or other reasons are allowed to receive a lump-sum payment equal to the vested balance of their account or installment payments over a period of five, ten, or fifteen years, unless the distributable benefit is less than $1,000 in which case the payment is made in a lump sum.

Expenses of the Plan

Investment manager expenses are allocated to the funds and paid by the Plan, with all other expenses paid by the Company.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Investment contracts held by the Plan are reported at fair value. However, contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits present the fair value of the investment contracts, as well as adjustments from fair value to contract value for fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Valuation of Investments

The Plan’s investments are stated at fair value and are valued as follows:

The Plan’s investments in the common and commingled trust funds, short-term investment fund, and mutual fund are valued at the net asset value of shares held. In general, there are no restrictions as to the redemption of these funds, nor does the Plan have any contractual obligations to further invest in any of these funds. In addition, these funds have daily liquidity with trades settling between one and three days and are fully benefit-responsive to participant transactions at the measurement date. Investments in common stock, including the Company’s common stock, are valued using quoted market prices reported on the active market upon which the individual securities are traded. The stable asset fund holds primarily guaranteed investment contracts (“GICs”) and synthetic guaranteed investment contracts (“synthetic GICs”). The fair value of the GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations, considering the credit worthiness of the issuer. The fair value of the synthetic GICs is determined based on the fair value of the individual underlying securities, which are primarily composed of high-quality fixed income securities and a collective trust fund. The fair value of the fixed income securities is determined based on valuations provided by an independent pricing service, which uses multiple valuation techniques that incorporate available market information and proprietary valuation models, which consider market characteristics, such as benchmark yield curve, credit spreads, estimated default rates and other security features. The fair value of the collective trust fund is based on the net asset value of shares held. The fair value of the synthetic GICs’ wrapper is determined using a market approach discounting methodology, which incorporates the difference between current market level rates for contract wrap fees and the wrap fee being charged.

In determining the net assets available for benefits, the GICs and synthetic GICs are considered to be fully benefit-responsive and thus adjusted to contract value, which is equal to the principal balance plus accrued interest. Full or partial Plan sponsor-directed redemptions or terminations of the stable asset fund may be delayed for up to 30 days.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based on the terms of the plan document. No allowance for credit losses was recorded as of December 31, 2012 or 2011.

Contributions

Company and participant contributions are reported in the financial statements in the period in which the related employee services are rendered. Participant rollover contributions are reported as participant contributions in the financial statements.

Income Recognition

The net appreciation or depreciation in investment values during the period is reflected in the statement of changes in net assets available for benefits. The net appreciation or depreciation includes realized gains and losses on investments sold during the period and unrealized gains and losses on investments held. Securities transactions are recorded on the transaction date. Interest income is recorded on the accrual basis as earned. Dividend income is recorded on the ex-dividend date.

Payment of Benefits

Benefit payments are recorded in the period in which the benefit payments occur. Benefits that are due to participants but remained unpaid at December 31, 2012 and December 31, 2011 totaled $71,000 and $199,000, respectively.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Market values of the Plan’s investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3.	Investment Contracts

The Plan holds both GICs and synthetic GICs. These contracts are managed by Morley Capital Management, Inc. (“Morley”). The GICs are issued with a fixed crediting rate and a fixed maturity that does not change over the life of the contract. The synthetic GICs are wrap contracts paired with underlying investments, primarily consisting of high-quality fixed income securities owned by the Plan. The synthetic GICs provide for a variable crediting rate, based on current yields of the underlying assets, and do not have a final stated maturity date. The crediting rate typically re-sets on a monthly basis with a one-month look-back for the underlying investment portfolio statistics. The primary variables impacting future crediting rates include current yield of the investments within the contract, duration of the investments covered by the contract, and the existing difference between the fair value and the contract value of the investments within the contract.

For synthetic GICs, the contract issuers guarantee a minimum zero percent crediting rate.

The average yield earned on the underlying investments equaled approximately 1% in both 2012 and 2011. The average yield earned reflecting actual crediting rates to participants equaled approximately 2% in both 2012 and 2011.

As described in Note 2, because the GICs and synthetic GICs held are fully benefit-responsive, contract value is the relevant measurement attribute for the portion of the net assets available for benefits attributable to the GICs and synthetic GICs. Contract value, as reported to the Plan by Morley, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. At December 31, 2012 and 2011, no reserves are considered necessary for any potential credit risk or other risk to the contract value of the investments. The contract issuers guarantee that all qualified participant withdrawals will occur at contract value, subject to the events described in the following paragraph.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events may include, but are not limited to: (1) amendments to the Plan’s documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan’s sponsor or other Plan’s sponsor events that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act. The Plan’s administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable. Certain events allow issuers to terminate GIC and wrap contracts with the Plan and settle at an amount different from the contract value. Such events may include, but are not limited to: (1) management of the portfolio which is not in accordance with investment guidelines, (2) breach of any material obligation under the wrap agreement, (3) any representation or warranty made by the contract holder that becomes untrue in any material way, (4) replacement of the advisor without prior consent of the issuer, (5) termination of fund, (6) fund ceases to qualify as a group trust or the Plan ceases to meet the appropriate tax qualifications, or (7) the wrap becomes a prohibited transaction within the meaning of Section 406 of the Employee Retirement Income Security Act.

4.	Tax Status of the Plan

The Internal Revenue Service (the “IRS”) has determined and informed the Company by a letter dated March 11, 2009, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the “Code”). Although the Plan has been amended since receiving the determination letter, the Company and the Plan’s counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

US GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2009.

5.	Related-Party Transactions

The Company and Wells Fargo are parties-in-interest. The Plan’s investment managers include BlackRock Financial Management, Institutional Capital Management, Morley, Northern Trust Company, Pyramis Global Advisors, PIMCO, and Lazard Asset Management, which are also parties-in-interest. A statutory exemption exists for transactions with these parties-in-interest.

The Plan had transactions in the common stock of the Company and the Wells Fargo Short-Term Investment Fund, which is managed by Wells Fargo. During 2012, purchases and sales of the Company’s common stock totaled $4,419,000 and $5,655,000, respectively, and the purchases and sales of Wells Fargo Short-Term Investment Fund shares totaled $289,242,000 and $286,902,000, respectively.

6.	Plan Termination

The Company anticipates the Plan will continue without interruption but reserves the right to discontinue the Plan. In the event such discontinuance results in the termination of the Plan, participants will become 100 percent vested in their accounts.

7.	Investments

The following investments individually represent five percent or more of the Plan’s net assets (in thousands):

	December 31, 2012	December 31, 2011
S&P 500 Equity Index Fund	$107,312	$94,714
Prudential Trust Co Collective Trust at contract value (fair value of $55,504,000 and $53,564,000, respectively)	53,257	52,090
International Equity Index Fund	43,487	41,193
Mattel, Inc. stock fund	40,906	(a)

(a)	The Mattel, Inc. stock fund did not represent five percent or more of the Plan’s net assets at December 31, 2011.

The Plan’s investments include realized gains and losses on investments sold and unrealized gains and losses on investments held. The Plan’s investments appreciated during the year ended December 31, 2012 as follows (in thousands):

Common and commingled trust funds	$41,973
Common stock	27,664
Mutual fund	448

Net appreciation in fair value of investments	$70,085

The Company has directed the Trustee to invest any excess cash balances in the Wells Fargo Short-Term Investment Fund, which is a diversified portfolio of short-term investment securities.

8.	Fair Value Measurements

The following tables present information about the Plan’s assets and liabilities measured and reported in the financial statements at fair value and indicate the fair value hierarchy of the valuation techniques utilized to determine such fair value. The three levels of the fair value hierarchy are as follows:

•	Level 1—Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

•

Level 2—Valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

•	Level 3—Valuations based on inputs that are unobservable, supported by little or no market activity, and that are significant to the fair value of the assets or liabilities.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of assets and liabilities and their placement within the fair value hierarchy levels. The Plan’s assets measured and reported in the financial statements at fair value on a recurring basis include the following (in thousands):

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Investments:
Short-term investment fund	$—	$20,726	$—	$20,726
Common stock:
Large Cap	81,387	—	—	81,387
Small/Mid Cap	50,325	—	—	50,325
Mattel, Inc. common stock	40,906	—	—	40,906

Total common stock	172,618	—	—	172,618
Common and commingled trust funds:
S&P 500 Equity Index Fund	—	107,312	—	107,312
International Equity Index Fund	—	43,487	—	43,487
Intermediate Bond Index Fund	—	38,963	—	38,963
Wilshire 4500 Equity Index Fund	—	36,677	—	36,677
LifePath 2030 Index Fund	—	34,818	—	34,818
LifePath 2040 Index Fund	—	32,672	—	32,672
LifePath 2020 Index Fund	—	32,384	—	32,384
LifePath Retirement Index Fund	—	18,610	—	18,610
International Equity Fund	—	7,130	—	7,130
LifePath 2015 Index Fund	—	4,537	—	4,537

Total common and commingled trust funds	—	356,590	—	356,590
Long-term US government bond mutual fund	31,716	—	—	31,716
Synthetic guaranteed investment contracts	—	202,233	—	202,233
Guaranteed investment contracts	—	2,147	—	2,147

Total investments	$204,334	$581,696	$—	$786,030

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Investments:
Short-term investment fund	$—	$18,391	$—	$18,391
Common stock:
Large Cap	76,437	—	—	76,437
Small/Mid Cap	47,598	—	—	47,598
Mattel, Inc. common stock	32,364	—	—	32,364

Total common stock	156,399	—	—	156,399
Common and commingled trust funds:
S&P 500 Equity Index Fund	—	94,714	—	94,714
International Equity Index Fund	—	41,193	—	41,193
Intermediate Bond Index Fund	—	31,309	—	31,309
Wilshire 4500 Equity Index Fund	—	29,832	—	29,832
LifePath 2020 Index Fund	—	27,213	—	27,213
LifePath 2030 Index Fund	—	26,828	—	26,828
LifePath 2040 Index Fund	—	22,165	—	22,165
LifePath Retirement Index Fund	—	15,605	—	15,605
International Equity Fund	—	4,742	—	4,742
LifePath 2015 Index Fund	—	2,089	—	2,089

Total common and commingled trust funds	—	295,690	—	295,690
Long-term US government bond mutual fund	30,065	—	—	30,065
Synthetic guaranteed investment contracts	—	198,500	—	198,500
Guaranteed investment contracts	—	16,949	—	16,949

Total investments	$186,464	$529,530	$—	$715,994

There have been no changes in the valuation methodologies used to value the Plan’s assets at fair value at December 31, 2012 and 2011.

9.	Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits at December 31, 2012 and 2011 per the Plan financial statements to the Form 5500 (in thousands):

	2012	2011
Net assets available for benefits per the financial statements	$801,826	$722,605
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	5,661	5,557
Benefits due to participants but unpaid at year-end	(71)	(199)
Loans classified as uncollectible per the Form 5500	(88)	(71)

Net assets available for benefits per the Form 5500	$807,328	$727,892

The following is a reconciliation of the net increase in the net assets available for benefits per the Plan financial statements to the Form 5500 (in thousands):

2012
Net increase in net assets available for benefits per the financial statements	$79,221
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	104
Benefits due to participants but unpaid at year-end	128
Deemed distributions of participant loans per the Form 5500	(17)

Net increase in net assets available for benefits per the Form 5500	$79,436

10.	Subsequent Events

In preparing these financial statements, the Plan evaluated the events and transactions that occurred between December 31, 2012 and the date these financial statements were issued.

MATTEL, INC. PERSONAL INVESTMENT PLAN

EIN: 95-1567322 PN: 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

At December 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Common and Commingled Trust Funds:

*	BGI Equity Index Fund	2,113,000 shares	$79,791,000	$107,312,000
*	BGI Intermediate Government/Corp Fund	1,584,000 shares	33,526,000	38,963,000
*	BGI Lifepath Index 2015 Fund	363,000 shares	4,335,000	4,537,000
*	BGI Lifepath Index 2020 Fund	2,260,000 shares	27,315,000	32,384,000
*	BGI Lifepath Index 2030 Fund	2,485,000 shares	29,425,000	34,818,000
*	BGI Lifepath Index 2040 Fund	2,368,000 shares	27,913,000	32,672,000
*	BGI Lifepath Index Retirement	1,262,000 shares	16,415,000	18,610,000
*	Northern Trust EAFE (Index) Fund	113,000 shares	39,745,000	43,487,000
*	Northern Trust Wilshire 4500 (Index) Fund	104,000 shares	30,338,000	36,677,000
*	Pyramis Select International Fund	54,000 shares	6,283,000	7,130,000
	Total			356,590,000

	Common Stocks:
	Ace Limited	22,000 shares	1,371,000	1,760,000
	Adobe Sys Inc	38,000 shares	1,265,000	1,419,000
	Aeropostale	36,000 shares	500,000	466,000
	Alaska Air Group Inc	13,000 shares	458,000	560,000
	American Eagle Outfitters Inc New	34,000 shares	537,000	695,000
	American Reprographics Co	69,000 shares	527,000	177,000
	Ann Inc	11,000 shares	289,000	379,000
	Arch Capital Group Ltd	21,000 shares	696,000	938,000
	Associated Banc Corp	50,000 shares	622,000	659,000
	Autodesk Inc	23,000 shares	767,000	828,000
	B B & T Corp	51,000 shares	1,244,000	1,470,000
	B/E Aerospace, Inc.	14,000 shares	508,000	682,000
	Bally Technologies Inc	11,000 shares	448,000	496,000
	Barrett Bill Corp	27,000 shares	549,000	482,000
	Barrick Gold Corp	46,000 shares	1,813,000	1,617,000
	Baxter Intl Inc	28,000 shares	1,520,000	1,870,000
	Bce Inc	39,000 shares	1,025,000	1,673,000
*	Blackrock Inc	7,000 shares	1,252,000	1,437,000
	BMC Software Inc	14,000 shares	586,000	551,000
	California Wtr Svc Group	25,000 shares	406,000	464,000
	Capital One Financial Corp	43,000 shares	1,914,000	2,471,000
	Carefusion Corp	33,000 shares	867,000	955,000
	Carpenter Technology Corp	14,000 shares	662,000	697,000
	Central Garden And Pet Co	66,000 shares	692,000	692,000

MATTEL, INC. PERSONAL INVESTMENT PLAN

EIN: 95-1567322 PN: 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

At December 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Churchill Downs Inc	5,000 shares	244,000	319,000
	Cisco Systems Inc	141,000 shares	2,359,000	2,771,000
	Citigroup, Inc.	80,000 shares	2,329,000	3,163,000
	Coca Cola Co	17,000 shares	550,000	625,000
	Covidien Plc	30,000 shares	1,277,000	1,752,000
	Cummins Inc.	14,000 shares	1,439,000	1,533,000
	Cytec Inds Inc	6,000 shares	238,000	392,000
	Diamondback Energy Inc	17,000 shares	305,000	330,000
	East West Bancorp Inc	36,000 shares	726,000	767,000
	Echo Global Logistics, Inc	28,000 shares	385,000	501,000
	Encana Corp	56,000 shares	1,173,000	1,105,000
	Extra Space Storage Inc	23,000 shares	652,000	852,000
	Exxon Mobil Corporation	35,000 shares	2,773,000	2,995,000
	Fleetmatics Group Ltd	16,000 shares	319,000	400,000
	Flir Sys Inc	40,000 shares	1,010,000	899,000
	Ford Motor Company	73,000 shares	832,000	941,000
	General Electric Co	125,000 shares	2,151,000	2,631,000
	Gilead Sciences Inc	10,000 shares	777,000	760,000
	Haemonetics Corp Mass	23,000 shares	699,000	931,000
	Halliburton Co	50,000 shares	1,724,000	1,743,000
	Harsco Corp	25,000 shares	596,000	578,000
	Hasbro Inc	19,000 shares	738,000	696,000
	Honeywell International Inc	49,000 shares	1,946,000	3,129,000
	Hub Group Inc	22,000 shares	670,000	729,000
	Iconix Brand Group Inc	30,000 shares	524,000	661,000
	Ii-Vi Inc	39,000 shares	725,000	720,000
	Informatica Corp	17,000 shares	362,000	509,000
	Innophos Holdings Inc	10,000 shares	507,000	484,000
	J2 Global, Inc.	20,000 shares	561,000	612,000
	Johnson & Johnson	43,000 shares	2,945,000	3,046,000
	Johnson Controls Inc	68,000 shares	1,747,000	2,078,000
	JPMorgan Chase & Co	63,000 shares	2,619,000	2,764,000
	Kar Auction Services Inc	29,000 shares	514,000	579,000
	Kennametal Inc	13,000 shares	462,000	504,000
	Key Energy Services Inc	56,000 shares	395,000	389,000
	Kilroy Realty Corp	16,000 shares	619,000	777,000
	Littelfuse Inc	12,000 shares	668,000	741,000
	Lowes Cos Inc	16,000 shares	426,000	565,000
	Macerich Co	14,000 shares	662,000	805,000
	Marathon Oil Corp	50,000 shares	1,529,000	1,536,000
	Mastec Inc	29,000 shares	493,000	718,000
*	Mattel, Inc	1,117,000 shares	23,364,000	40,906,000
	Matthews Intl Corp	18,000 shares	588,000	587,000
	McDonalds Corp	15,000 shares	1,415,000	1,358,000

MATTEL, INC. PERSONAL INVESTMENT PLAN

EIN: 95-1567322 PN: 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

At December 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	McKesson Corp	15,000 shares	1,250,000	1,425,000
	Metlife Inc	21,000 shares	856,000	690,000
	Microsemi Corp	38,000 shares	734,000	789,000
	Microsoft Corp	38,000 shares	1,012,000	1,024,000
	Mid America Apartment	11,000 shares	758,000	732,000
	Middleby Corp	3,000 shares	220,000	369,000
	Modine Mfg Co	58,000 shares	667,000	472,000
	Monsanto Co	25,000 shares	1,694,000	2,343,000
	Mosaic Co	2,000 shares	82,000	85,000
	National Oilwell Varco Inc	13,000 shares	935,000	909,000
	Netscout Systems Inc	37,000 shares	721,000	972,000
	New Jersey Res Corp	21,000 shares	911,000	832,000
	Novartis Ag	36,000 shares	2,055,000	2,276,000
	Occidental Pete Corp	15,000 shares	1,172,000	1,149,000
	On Semiconductor Corp	108,000 shares	825,000	764,000
	Owens Ill Inc	43,000 shares	1,097,000	920,000
	Pacwest Bancorp	35,000 shares	649,000	875,000
	Pbf Energy Inc	19,000 shares	517,000	561,000
	Pfizer Inc	144,000 shares	2,353,000	3,610,000
	Ps Business Parks Inc	9,000 shares	588,000	604,000
	Quanta Svcs Inc	21,000 shares	415,000	579,000
	Raymond James Finl Inc	22,000 shares	782,000	828,000
	Realogy Holdings Corp	4,000 shares	113,000	176,000
	Red Hat Inc	14,000 shares	624,000	736,000
	Regal Beloit Corp	8,000 shares	486,000	575,000
	Rock-Tenn Co Cl A	7,000 shares	430,000	517,000
	Rockwood Hldgs Inc	10,000 shares	412,000	504,000
	Rosetta Resources Inc	9,000 shares	432,000	395,000
	Rowan Companies Plc	20,000 shares	660,000	638,000
	Schein Henry Inc	8,000 shares	574,000	644,000
	Schweitzer-Mauduit Intl Inc	25,000 shares	784,000	964,000
	Signature Bk New York N Y	8,000 shares	431,000	549,000
	Southwestern Energy Co	38,000 shares	1,321,000	1,266,000
	Spx Corp	5,000 shares	385,000	365,000
	SS&C Technologies Holdings Inc	29,000 shares	544,000	659,000
	Stanley Black & Decker, Inc	20,000 shares	1,243,000	1,472,000
	Targa Resources Corp	9,000 shares	417,000	470,000
	Tenneco Inc	13,000 shares	430,000	446,000
	Texas Instruments Inc	106,000 shares	2,978,000	3,292,000
	Texas Roadhouse, Inc	33,000 shares	519,000	553,000
	Time Warner Inc	83,000 shares	2,777,000	3,958,000
	Treehouse Foods Inc	7,000 shares	381,000	386,000
	Trimas Corp	35,000 shares	690,000	990,000
	Unitedhealth Group Inc	31,000 shares	1,530,000	1,676,000
	US Silica Holdings Inc	43,000 shares	661,000	712,000
	Validus Holdings Ltd	25,000 shares	800,000	861,000

MATTEL, INC. PERSONAL INVESTMENT PLAN

EIN: 95-1567322 PN: 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

At December 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Vca Antech Inc	46,000 shares	957,000	975,000
	Vera Bradley Inc	32,000 shares	843,000	791,000
	Vertex Pharmaceuticals Inc	12,000 shares	466,000	495,000
	Viacom Inc	50,000 shares	1,882,000	2,640,000
	Vodafone Group Plc	113,000 shares	2,973,000	2,845,000
	Waddell & Reed Financial Inc	22,000 shares	726,000	756,000
	Walter Energy Inc.	11,000 shares	615,000	398,000
	Weight Watchers Intl Inc	7,000 shares	358,000	361,000
*	Wells Fargo & Co	47,000 shares	1,080,000	1,593,000
	Wintrust Finl Corp	25,000 shares	770,000	903,000
	Xilinx Inc	26,000 shares	756,000	930,000
	Total			172,618,000

	Traditional Guaranteed Investment Contracts:
	Met Life GAC #32196X	2.39%, due 1/31/2013	2,143,000	2,147,000
	Total			2,147,000

	Synthetic Guaranteed Investment Contracts:
	AIG Wrap-Multi Asset (Contract #399892)
	Banc of America Comml 2005-1 A3	4.88%, due 2/10/2013		72,000
	Citibank Credit Card Issuance Trust	4.85%, due 4/22/2013		2,047,000
	Fannie Mae	5.00%, due 6/25/2017		136,000
	Fannie Mae	4.50%, due 8/25/2017		247,000
	Fannie Mae	5.50%, due 9/25/2026		291,000
	Freddie Mac	5.00%, due 3/15/2022		382,000
	Freddie Mac	4.50%, due 3/15/2017		171,000
	Freddie Mac	4.50%, due 10/15/2014		113,000
	Freddie Mac	5.50%, due 2/15/2014		80,000
	General Electric Capital Corp	5.50%, due 6/04/2014		2,143,000
	GlaxoSmithKline PLC	4.85%, due 5/15/2013		1,535,000
	Oracle Corp	4.95%, due 4/15/2013		1,535,000
	Wrap contract			—
	Total			8,752,000

	Bank of America Wrap-Multi Asset (Contract #02-069)
	3M Co	4.38%, due 8/15/2013		1,563,000
	Citibank Credit Card Issuance Trust	4.90%, due 12/10/2014		2,721,000
	EI Dupont De Nemours	5.00%, due 7/15/2013		786,000
	Fannie Mae	4.00%, due 2/25/2017		156,000
	Fannie Mae	4.50%, due 12/25/2014		100,000
	Fannie Mae	4.50%, due 2/25/2025		913,000
	Fannie Mae	4.00%, due 2/25/2018		144,000
	Fannie Mae	5.00%, due 7/25/2022		426,000
	Freddie Mac	1.38%, due 1/12/2013		4,027,000

MATTEL, INC. PERSONAL INVESTMENT PLAN

EIN: 95-1567322 PN: 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

At December 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Freddie Mac	4.00%, due 6/15/2015		525,000
	Freddie Mac	4.50%, due 6/15/2014		167,000
	Freddie Mac	4.50%, due 12/15/2024		422,000
	Freddie Mac	4.50%, due 1/15/2014		193,000
	LB-UBS Commercial Mortgage Trust	5.17%, due 10/15/2014		541,000
	U.S. Government	3.13%, due 8/31/2013		1,391,000
	U.S. Government	1.50%, due 12/31/2013		1,013,000
	U.S. Government	1.38%, due 3/15/2013		921,000
	Wrap contract			—

	Total			16,009,000

	JPMorgan Chase Wrap-Multi Asset (Contract # MORLEY227)
	Cleco Katrina/Rita Hurricane Recovery Funding LLC	4.41%, due 3/01/2017		604,000
	Colgate-Palmolive Co	4.20%, due 5/15/2013		816,000
	Discover Card Master Trust I	5.65%, due 6/15/2013		744,000
	Fannie Mae	3.00%, due 4/25/2013		12,000
	Fannie Mae	4.00%, due 9/25/2018		556,000
	Fannie Mae	4.50%, due 11/25/2014		380,000
	Fannie Mae	3.63%, due 2/12/2013		1,527,000
	Fannie Mae	5.00%, due 11/25/2021		286,000
	Freddie Mac	4.50%, due 6/15/2013		171,000
	Hewlett Packard Co	4.50%, due 3/01/2013		1,440,000
	JPMorgan Chase	5.34%, due 3/12/2015		615,000
	JPMorgan Chase	5.58%, due 7/12/2013		543,000
	U.S. Government	3.13%, due 8/31/2013		1,391,000
	U.S. Government	1.38%, due 5/15/2013		1,016,000
	Wrap contract			—

	Total			10,101,000

	Monumental Life Wrap-Multi Asset (Contract #MDA00450TR)
	ABB Finance USA Inc	1.63%, due 5/08/2017		46,000
	AEP Texas Central Transitional Funding	6.25%, due 1/15/2016		281,000
	Alabama Power Co	5.20%, due 1/15/2016		684,000
	Ally Auto Receivables Trust 2011-2 A4	1.98%, due 6/15/2015		348,000
	American Express Credit Corp	0.68%, due 8/15/2015		115,000
	American Express Credit Corp	2.38%, due 3/24/2017		211,000
	American Express Credit Corp	1.75%, due 6/12/2015		128,000
	Anheuser-Busch	1.38%, due 7/15/2017		178,000
	AstraZeneca PLC	5.40%, due 6/01/2014		113,000
	AT&T Corp	1.40%, due 12/01/2017		576,000
	Banc of America Comml 2005-3 A4	4.67%, due 6/10/2015		229,000
	Banc of America Comml 2005-5 A4	5.12%, due 9/10/2015		156,000
	Banc of America Comml 2005-6 A4 Floater	5.19%, due 11/10/2015		112,000

MATTEL, INC. PERSONAL INVESTMENT PLAN

EIN: 95-1567322 PN: 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

At December 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Banc of America Comml 2006-5 AAB	5.38%, due 4/10/2015		178,000
	Bank Nova Scotia	1.38%, due 12/18/2017		70,000
	Bank of America Auto Trust 2010-2 A4	1.94%, due 11/15/2013		339,000
	Bank of NY Mellon	1.97%, due 6/20/2017		15,000
	Bank of NY Mellon	1.20%, due 2/20/2015		137,000
	Bank of NY Mellon	1.30%, due 1/25/2018		400,000
	Berkshire Hathaway Financial	4.60%, due 5/15/2013		153,000
	Berkshire Hathaway Financial	1.60%, due 5/15/2017		102,000
	BHP Billiton USA	1.00%, due 2/24/2015		71,000
	Blackrock Inc	1.38%, due 6/01/2015		259,000
	BNP Paribas	3.25%, due 3/11/2015		685,000
	BP Capital Markets	1.38%, due 11/06/2017		115,000
	Canadian Imperial Bank of Commerce	0.90%, due 10/01/2015		25,000
	Caterpillar Financial Services	1.05%, due 3/26/2015		202,000
	Caterpillar Financial Services	1.10%, due 5/29/2015		40,000
	Caterpillar Financial Services	1.63%, due 6/01/2017		82,000
	CD 2005-CD1 A4 Commercial Mortgage Trust	5.22%, due 9/15/2015		234,000
	Centerpoint Energy 2005-A A4	5.17%, due 8/01/2017		58,000
	Centerpoint Energy 2012-1 A1	0.90%, due 4/15/2017		127,000
	Centerpoint Energy 2012-1 A2	2.16%, due 10/15/2020		147,000
	CFCRE 2011-C2 A2 Commercial Mortage Trust	3.06%, due 12/15/2016		150,000
	Charles Schwab	0.85%, due 12/04/2015		150,000
	Chase Issuance Trust	5.16%, due 2/15/2016		160,000
	Chase Issuance Trust	0.79%, due 6/15/2015		539,000
	Chase Issuance Trust	1.58%, due 8/15/2019		252,000
	Chevron Corp	1.10%, due 12/05/2017		504,000
	Cisco Systems	1.63%, due 3/14/2014		510,000
	Citibank Credit Card Issuance Trust 2006-A3	5.30%, due 3/15/2016		163,000
	Citibank Credit Card Issuance Trust 2007-A8	5.65%, due 9/20/2017		761,000
	Coca-Cola	0.75%, due 3/13/2015		197,000
	Commercial Mortgage Pass-through	5.41%, due 10/15/2015		152,000
	ConocoPhillips	5.50%, due 4/15/2013		718,000
	ConocoPhillips	1.05%, due 12/15/2017		190,000
	Costco Companies	1.13%, due 12/15/2017		292,000
	Credit Suisse First Boston Mortage Security Corp	5.10%, due 7/15/2013		60,000
	Credit Suisse USA	5.13%, due 8/15/2015		678,000
	Discover Card Master Trust I	0.81%, due 2/15/2015		202,000
	Discover Card Master Trust I	0.86%, due 5/15/2015		201,000
	Discover Card Master Trust I	1.67%, due 7/15/2019		141,000
	Entergy Louisiana Investment Recovery Funding LLC	2.04%, due 6/01/2021		133,000
	Fannie Mae	4.75%, due 2/21/2013		409,000
	Fannie Mae	0.88%, due 8/28/2017		704,000
	Fannie Mae	4.00%, due 1/25/2039		123,000
	Fannie Mae	1.37%, due 1/25/2022		283,000

MATTEL, INC. PERSONAL INVESTMENT PLAN

EIN: 95-1567322 PN: 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

At December 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Fannie Mae	1.52%, due 4/25/2018		51,000
	Fannie Mae	1.54%, due 4/25/2022		30,000
	Fannie Mae	1.36%, due 4/25/2022		93,000
	Fannie Mae	1.23%, due 7/25/2022		297,000
	Fannie Mae	1.23%, due 7/25/2022		366,000
	Fannie Mae	3.50%, due 7/25/2025		524,000
	Fannie Mae	3.50%, due 9/25/2025		546,000
	Fannie Mae	3.50%, due 10/25/2025		595,000
	Fannie Mae	3.00%, due 11/25/2026		649,000
	Fannie Mae	3.00%, due 6/25/2027		303,000
	Fannie Mae	2.50%, due 9/25/2027		291,000
	Fannie Mae	2.50%, due 10/25/2027		228,000
	Fannie Mae	5.00%, due 6/25/2017		164,000
	Fannie Mae	2.75%, due 5/25/2018		339,000
	Fannie Mae	2.50%, due 9/25/2021		514,000
	Fannie Mae	3.00%, due 7/25/2020		311,000
	Fannie Mae	5.50%, due 3/25/2021		149,000
	Fannie Mae	4.50%, due 11/25/2022		528,000
	Fannie Mae	3.50%, due 8/25/2025		455,000
	Fannie Mae	4.00%, due 12/25/2025		323,000
	Fannie Mae	2.50%, due 4/25/2027		302,000
	Fannie Mae	3.50%, due 7/25/2025		476,000
	Fannie Mae	5.50%, due 2/25/2021		301,000
	Fannie Mae	3.50%, due 5/25/2025		325,000
	Federal Farm Credit Bank	0.50%, due 5/01/2015		552,000
	Federal Home Loan Bank	3.25%, due 9/12/2014		1,060,000
	Fidelity Gov Inst Cl-Mon Wrap	Interest-bearing cash		522,000
	Florida Power Corp	0.65%, due 11/15/2015		100,000
	FORDO 2012-C A4	0.79%, due 4/15/2016		100,000
	Freddie Mac	5.00%, due 3/15/2021		96,000
	Freddie Mac	4.00%, due 10/15/2023		703,000
	Freddie Mac	4.00%, due 11/15/2025		403,000
	Freddie Mac	2.50%, due 2/15/2027		276,000
	Freddie Mac	4.00%, due 1/15/2024		570,000
	Freddie Mac	3.00%, due 3/15/2027		236,000
	Freddie Mac	4.00%, due 10/15/2020		168,000
	Freddie Mac	3.50%, due 5/15/2026		124,000
	Freddie Mac	2.50%, due 11/15/2026		443,000
	Freddie Mac	3.00%, due 1/15/2027		533,000
	Freddie Mac	4.50%, due 6/15/2017		163,000
	Freddie Mac	3.50%, due 10/15/2025		226,000
	Freddie Mac	2.50%, due 5/15/2027		270,000
	Freddie Mac	3.00%, due 4/15/2027		178,000
	Freddie Mac	3.00%, due 6/15/2027		438,000
	Freddie Mac	2.00%, due 6/15/2023		368,000
	Freddie Mac	3.50%, due 8/15/2015		232,000

MATTEL, INC. PERSONAL INVESTMENT PLAN

EIN: 95-1567322 PN: 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

At December 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Freddie Mac	4.50%, due 5/15/2021		377,000
	Freddie Mac	3.00%, due 7/28/2014		2,110,000
	Freddie Mac	2.50%, due 8/15/2025		364,000
	Freddie Mac	4.00%, due 6/15/2021		447,000
	Freddie Mac	3.25%, due 3/15/2013		37,000
	Freddie Mac	0.46%, due 6/15/2032		102,000
	Freddie Mac	4.00%, due 5/15/2015		195,000
	GE Equipment Midticket LLC 2011-1 A4	1.42%, due 6/22/2015		101,000
	General Dynamics	1.00%, due 11/15/2017		115,000
	General Electric Capital Corp	5.63%, due 5/01/2018		126,000
	General Electric Capital Corp	3.35%, due 10/17/2016		378,000
	General Electric Capital Corp	2.30%, due 4/27/2017		83,000
	General Electric Capital Corp	1.60%, due 11/20/2017		90,000
	GlaxoSmithKline PLC	0.75%, due 5/08/2015		45,000
	GS Mortgage Securities Corp II 2011-GC5 A2	3.00%, due 8/10/2016		214,000
	GS Mortgage Securities Corp II 2012-GC6 A2	2.54%, due 12/10/2016		95,000
	Hewlett Packard Co	3.00%, due 9/15/2016		360,000
	Honda Auto Receivables Owner Trust 2012-1 A3	0.77%, due 3/15/2015		35,000
	Honda Auto Receivables Owner Trust 2012-1 A4	0.97%, due 3/15/2015		35,000
	Honda Auto Receivables Owner Trust 2012-3 A4	0.74%, due 3/15/2016		75,000
	Honda Auto Receivables Owner Trust 2012-4 A3	0.52%, due 9/18/2015		230,000
	Huntington Auto Trust 2012-1 A3	0.81%, due 6/15/2015		196,000
	Hyundai Auto Receivables Trust 2010-A4	2.45%, due 8/15/2014		533,000
	International Business Machines (IBM)	5.70%, due 9/14/2017		67,000
	International Business Machines (IBM)	1.95%, due 7/22/2016		47,000
	International Business Machines (IBM)	1.25%, due 2/06/2017		203,000
	John Deere Capital Corp	2.00%, due 1/13/2017		141,000
	John Deere Capital Corp	1.20%, due 10/10/2017		80,000
	John Deere Owner Trust 2011-A A4	1.96%, due 3/15/2015		271,000
	John Deere Owner Trust 2012-A A3	0.75%, due 3/15/2015		110,000
	John Deere Owner Trust 2012-A A4	0.99%, due 4/15/2016		30,000
	JPMorgan Chase	2.60%, due 1/15/2016		578,000
	JPMorgan Chase	5.20%, due 11/15/2015		252,000
	JPMorgan Chase	1.80%, due 9/15/2017		206,000
	LBUBS 2005-C1 A4	4.74%, due 12/15/2014		225,000
	Lowe’s Companies	2.13%, due 4/15/2016		417,000
	MBART 2010-1 A4	2.14%, due 8/15/2013		405,000
	MBART 2012-1 A4	0.61%, due 3/15/2016		75,000
	MBNA Credit Card Master Trust	5.17%, due 1/15/2017		704,000
	McDonald’s Corp	0.75%, due 5/29/2015		202,000
	Merck Sharp & Dohme Corp	1.10%, due 1/31/2018		150,000
	Merrill Lynch Mortgage Trust	5.29%, due 12/12/2015		34,000
	Microsoft	0.88%, due 11/15/2017		65,000

MATTEL, INC. PERSONAL INVESTMENT PLAN

EIN: 95-1567322 PN: 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

At December 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	MSC 2005-HQ6 A4A	4.99%, due 7/13/2015		181,000
	MSC 2011-C3 A2	3.22%, due 9/15/2016		76,000
	Nissan Auto Receivable 2012-A A4	1.00%, due 4/15/2016		142,000
	Northern Trust Corp	5.50%, due 8/15/2013		289,000
	Occidental Petroleum Corp	2.50%, due 2/01/2016		117,000
	Occidental Petroleum Corp	1.50%, due 2/15/2018		61,000
	Oncor Electric Delivery Transition Bond Co, LLC 2003-1 A4	5.42%, due 8/15/2015		109,000
	Oracle Corp	3.75%, due 7/08/2014		107,000
	Oracle Corp	1.20%, due 10/15/2017		191,000
	PACCAR Financial Corp	1.60%, due 3/15/2017		112,000
	PepsiCo Inc	2.50%, due 5/10/2016		169,000
	PNC Funding Corp	5.40%, due 6/10/2014		695,000
	Praxair Inc	1.05%, due 11/07/2017		40,000
	PSE&G Transition Funding II LLC	6.89%, due 3/15/2016		172,000
	Royal Bank of Canada	2.30%, due 7/20/2016		142,000
	Shell International Finance	1.13%, due 8/21/2017		151,000
	State Street Corp	2.88%, due 3/07/2016		770,000
	TAOT 2012-A A4	0.99%, due 9/15/2015		45,000
	TAOT 2012-B A3	0.61%, due 3/15/2016		200,000
	Target Corp	1.13%, due 7/18/2014		61,000
	Toyota Motor Credit Corp	1.75%, due 5/22/2017		56,000
	Toyota Motor Credit Corp	1.25%, due 10/05/2017		61,000
	U.S. Bancorp	1.65%, due 5/15/2017		577,000
	U.S. Government	3.13%, due 1/31/2017		2,544,000
	U.S. Government	1.00%, due 7/15/2013		1,514,000
	U.S. Government	1.75%, due 7/31/2015		3,038,000
	U.S. Government	0.25%, due 1/31/2014		25,000
	U.S. Government	0.25%, due 5/15/2015		430,000
	U.S. Government	0.38%, due 6/15/2015		195,000
	U.S. Government	0.25%, due 6/30/2014		1,701,000
	UBS-Barclays Commercial Mortgage Trust 2012-C2 A1	1.01%, due 5/10/2017		118,000
	United Parcel Service Inc	1.13%, due 10/01/2017		45,000
	United Tech Corp	1.80%, due 6/01/2017		82,000
	United Tech Corp	1.20%, due 6/01/2015		61,000
	Volkswagen Auto Loan Enhanced Trust 2011-1 A4	1.98%, due 11/20/2014		615,000
	Wachovia Bank Commercial Mortgage Trust 2005-C21 A4	5.24%, due 8/15/2015		89,000
	Wal-Mart Stores	2.80%, due 4/15/2016		375,000
	Walt Disney Co	0.88%, due 12/01/2014		45,000
	Walt Disney Co	0.45%, due 12/01/2015		129,000
*	Wells Fargo Co	2.10%, due 5/08/2017		171,000
*	Wells Fargo Co	1.50%, due 1/16/2018		411,000
	WFRBS Commercial Mortgage Trust	2.30%, due 12/15/2021		102,000
	World Omni Auto Receivable 2012-A A4	0.85%, due 1/15/2017		80,000
	World Omni Auto Receivable 2012-B A2	0.43%, due 9/15/2014		95,000

MATTEL, INC. PERSONAL INVESTMENT PLAN

EIN: 95-1567322 PN: 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

At December 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Wrap contract			—

	Total			57,203,000

	Met Life (Contract #GAC32606)
	MetLife MAT Separate Account	1.56%, no due date		23,502,000
	Wrap contract			—

	Total			23,502,000

	Principal Wrap for Regions (Contract #GA4-57793)
*	Morley Stable Income Bond Fund	0.93%, no due date		25,421,000
	Wrap contract			—

	Total			25,421,000

	Prudential Insurance Wrap (Contract #GA-62237)
	Prudential Trust Co Collective Trust	1.17%, no due date		55,504,000
	Wrap contract			—

	Total			55,504,000

	Rabobank Wrap-Multi Asset (Contract #MAT060201)
	Chase Issuance Trust 2008-A4 A4	4.65%, due 3/15/2013		2,528,000
	Fannie Mae	3.00%, due 3/25/2018		141,000
	Freddie Mac	5.50%, due 6/15/2021		231,000
	Freddie Mac	5.00%, due 10/15/2013		99,000
	JPMCC 2005-CB12 A3, A2	4.93%, due 3/12/2015		632,000
	Wachovia Corp	5.70%, due 8/01/2013		2,110,000
	Wrap contract			—

	Total			5,741,000

	Mutual Fund:
*	PIMCO Long-Term U.S. Government Institutional Fund	2,870,000 shares		31,716,000

	Interest-bearing Cash:
*	Wells Fargo Short-Term Investment Fund	Investment Fund G; 20,726,000 units	20,726,000	20,726,000

	Total Investments, at Fair Value			$786,030,000

	Notes Receivable from Participants:
*	Notes Receivable from Participants	Interest rates: 4.25%-10.50%, Maturity dates: 1/5/2013-12/7/2027		$8,993,000

*	Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Mattel, Inc. Personal Investment Plan

Date: June 21, 2013	By:	/S/ MANDANA SADIGH
Mandana Sadigh
Senior Vice President and Treasurer
Mattel, Inc.